04054046

TESCO PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

Tesco PLC announces that on 1st December 2004, 14,185 Ordinary Shares of 5P each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer R Brasher, P A Clarke, D E Reid, A Higginson, Sir Terry Leahy, T J R Mason, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 14,185 Ordinary Shares of 5P each in the company.

Enquiries: Martin Field
Deputy Secretary
Tesco PLC
Tel:- (01992) 632222

dlw 1/5

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

SUPPL

23 November 2004

DIRECTORS SHAREHOLDING

1. Tesco PLC has today been notified that on Friday 26th November 2004, the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 305p on behalf of the Directors below:

R W Brasher	34
P A Clarke	34
A Higginson	34
T P Leahy	34
T J R Mason	34
D T Potts	34

M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222